WISDOMTREE RULES-BASED METHODOLOGY

WISDOMTREE GLOBAL DIVIDEND INDEXES

Last Updated March 2018

WISDOMTREE RULES-BASED METHODOLOGY

1.	Overview and Description of Methodology Guide for Global Dividend Indexes

The WisdomTree Global Dividend Indexes, were developed by WisdomTree Investments, Inc. (“WTI”) to measure the performance of dividend-paying stocks in the global markets.

•	The Global Dividend Index comprises companies included in the WisdomTree Dividend Index, which measures the performance of dividend paying companies in the United States; and the WisdomTree Global ex-U.S. Dividend Index, which measures the performance of dividend-paying companies in developed and emerging markets outside the U.S.

•	The Global High Dividend Index comprises high dividend yielding stocks from the WisdomTree Global Dividend Index. In addition to being a member of this Index, companies must also have a market capitalization of at least $2 billion as of the Screening Date (defined below) to be eligible for the Index. The resulting universe of companies after the market cap screen is applied is ranked by dividend yield and the top 30% of companies from each region, i.e. the U.S., developed and emerging markets, ranked by highest dividend yield, are selected as additions to the Index. To be deleted from the index, companies must rank outside of the top 35% by dividend yield.

•	The WisdomTree Global SmallCap Dividend Index comprises the 1000 largest small capitalization companies that rank within the bottom 5% of the WisdomTree Global Dividend Index by market capitalization.

•	The WisdomTree Global ex-U.S. Real Estate Index comprises dividend-paying companies included in the WisdomTree Global ex-U.S. Dividend Index that are classified by WTI as being a part of the Global Real Estate sector.

•	The WisdomTree Asia Pacific ex-Japan Index comprises dividend paying companies included in the WisdomTree Global Dividend Index by selecting three hundred largest companies by market capitalization.

Each Index is reconstituted annually, at which time each component’s weight is adjusted to reflect its dividend-weighting in the Index. Dividend weighting is defined as each component’s cash dividends paid in the prior annual cycle divided by the sum of the cash dividends paid by all the components in the Index over the same period. This quotient is the percentage weight assigned to each component in the Index at the annual reconstitution. Each of the Indexes is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Indexes. The Indexes are calculated using primary market prices.

2.	Key Features

2.1.	Membership Criteria

To be included in the WisdomTree Global Dividend Index, companies must be included in one of the following WisdomTree indexes:

1) The WisdomTree Dividend Index: (United States)

2) The WisdomTree Global ex-U.S. Dividend Index: (Developed World, outside the U.S., and Emerging Markets)

The selection methodologies for these indexes are listed below.

a.	WisdomTree Dividend Index:

To be eligible for inclusion in the Domestic Dividend Indexes, a company must list its shares on the New York Stock Exchange (NYSE), the NASDAQ Global Select Market or the NASDAQ Global Market (together, the “three major exchanges”), be incorporated and headquartered in the United States and pay regular cash dividends on shares of its common stock. Companies need to have a market capitalization of at least $100 million by the “Screening Date” (after the close of trading on the last trading day in November) and shares of such companies need to have had an average daily dollar volume of at least $100,000 for three months preceding the Screening Date. Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. ADRs, GDRs and EDRs are excluded, as are limited partnerships, limited liability companies, royalty trusts, Business Development Companies (BDCs) and companies that are not incorporated and headquartered in the United States (“United States” is defined herein as the 50 U.S. states plus the Commonwealth of Puerto Rico). Preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible.1

[1]	Mortgage REITs are not eligible for inclusion in the WisdomTree Domestic and International Dividend Indexes.

b.	WisdomTree Global ex-U.S. Dividend Index:

In the developed world, component companies must be under coverage by the market management team of the third party independent index calculation agent and must list their shares on one of the major stock exchanges in Europe (i.e., Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, or the United Kingdom), the Tokyo Stock Exchange, or on the major stock exchanges in Australia, Israel, New Zealand, Hong Kong, Singapore or Canada. Companies must be incorporated in Europe, Israel, Japan, Australia, New Zealand, Hong Kong, Singapore or Canada and have paid at least $5 million in gross cash dividends on shares of their common stock in the annual cycle prior to the annual reconstitution. Companies must have a market capitalization of at least $100 million on the “Global Screening Date” (after the close of trading on the last trading day in September) and shares of such companies must have had an average daily dollar volume of at least $100,000 for three months preceding the Global Screening Date. Shares of such component securities need to have traded at least 250,000 shares per month for each of the six months preceding the Global Screening Date. Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. Companies that are not incorporated in Europe, Israel, Japan, Australia, New Zealand, Hong Kong, Singapore and Canada are excluded. ADRs, GDRs and EDRs, limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible.

In the developing world, component companies must be under coverage by the market management team of the third party independent index calculation agent and must have their shares listed on a stock exchange in one of the following countries: Brazil, Chile, China, Czech Republic, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, or Turkey. Securities must be incorporated in one of these Emerging Market Countries. In the case of China, companies that are incorporated or domiciled in China and traded on the Hong Kong Stock Exchange are eligible for inclusion. In India, only securities whose foreign ownership restriction limits have yet to be breached are eligible for inclusion in the index. Companies must have paid at least $5 million in gross cash dividends on shares of their common stock in the annual cycle prior to the annual reconstitution in October. Securities need to have a market capitalization of at least $200 million on the “Global Screening Date” (after the close of trading on the last trading day in September) and securities need to have had an average daily dollar volume of at least $200,000 for each of the six months preceding the Global Screening Date. Shares of such component securities need to have traded at least 250,000 shares per month for each of the six months preceding the Global Screening Date. Local exchange shares are included in the index for all countries with the exception of Russia, which include only American Depository Receipts (ADRs) or Global Depositary Receipts (GDRs). Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. ADRs or GDRs are eligible in Russia but no other country. Security types that are excluded from the index are: Limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights.

WisdomTree applies a Foreign Investment Screen to exclude companies that are not available to be purchased or transacted in by foreign investors (or certain segments of foreign investors) or cannot continue to be reasonably purchased or transacted in by foreign investors (or certain segments of foreign investors), as determined by the third party independent calculation agent, and a data point referred to as “Degree of Open Freedom” (DOF) or by WisdomTree based generally on the guiding principles set forth below. The first test of a stock’s investability is determining whether the market is open to foreign institutions. The third party independent calculation agent determines the extent to which and the mechanisms foreign institutions can use to buy and sell shares on local exchanges and repatriate capital, capital gains, and dividend income without undue constraint. Once determined that a market is open to foreign investors, the calculation agent then investigates each security that may be a candidate for inclusion. Each class of share is reviewed to determine whether there are any corporate bylaw, corporate charter, or industry limitations on foreign ownership of the stock. The DOF is the variable that ranges from zero to one and indicates the amount of the security foreigners may legally own (0.00 indicates that none of the stock is legally available, 1.00 indicates that 100% of the shares are available). Any company with a DOF of 0 will not be eligible for the WisdomTree Indexes.

WisdomTree Global High Dividend Index

The Global High Dividend Index comprises high dividend yielding stocks from the WisdomTree Global Dividend Index. In addition to being a member of this Index, companies must also have a market capitalization of at least $2 billion as of the Screening Date (defined below) to be eligible for inclusion. The resulting universe of companies after the market cap screen is applied is ranked by dividend yield and the top 30% of companies from each region, i.e. the U.S., developed and emerging markets, ranked by highest dividend yield, are selected as additions to the Index. To be deleted from the index, companies must rank outside of the top 35% by dividend yield.

WisdomTree Global SmallCap Dividend Index

The Global SmallCap Dividend Index includes smallcap companies selected from the Global Dividend Index. The WisdomTree Global SmallCap Dividend Index comprises the 1000 largest small capitalization companies that rank within the bottom 5% of the WisdomTree Global Dividend Index by market capitalization.

WisdomTree Global ex-U.S. Real Estate Index

The WisdomTree Global ex-U.S. Real Estate Index is derived from the WisdomTree Global ex-U.S. Dividend Index and measures the performance of dividend-paying companies from the developed and emerging markets outside of the United States that are classified by WisdomTree Investments as being part of the “Global Real Estate’ sector. The Index is comprised of companies with market capitalization greater than $1 billion and is weighted based on regular cash dividends paid. The Index includes the following types of companies: real estate operating companies, real estate development companies and diversified REITs. The Index also includes companies that may be classified as Passive Foreign Investment Companies (PFICs).

WisdomTree Asia Pacific ex-Japan Index

The WisdomTree Asia Pacific ex-Japan Index is derived from the WisdomTree Global Dividend Index by selecting the three hundred largest companies by market capitalization that are incorporated in the following countries: Australia, China, Hong Kong, India, Indonesia, Malaysia, New Zealand, Philippines, Singapore, South Korea, Taiwan and Thailand. In the case of China, companies that are incorporated or domiciled in China and traded on the Hong Kong Stock Exchange are eligible for inclusion. Companies are weighted in the Index based on annual cash dividends paid.

For purposes of both selection and weighting the following definitions apply: Gross Cash Dividends are based on dividends paid over latest annual cycle as determined by the ex-date of the dividends. In the case of Australia, gross dividends do not reflect the franking credit for Australian investors. The currency rate used to translate the dividends to U.S. dollars is the exchange rate on the screening date. Shares outstanding for the total dividend calculation are based on the shares outstanding at the time of each dividend payment. Liquidity and market cap screens are based on the shares outstanding of the security in question for each company.

2.2.	Base Date and Base Value

Index	Base Date	Base Value
WisdomTree Global Dividend Index	6/30/2008	300
WisdomTree Global High Dividend Index	11/30/2007	200
WisdomTree Global SmallCap Dividend Index	7/28/2015	200
WisdomTree Global ex-U.S. Real Estate Index	6/3/2011	200
WisdomTree Asia Pacific ex-Japan Index	6/3/2011	200

2.3.	Calculation and Dissemination

The following formula is used to calculate the index levels for the Indexes:

Si = Number of shares in the index for security i.

Pi = Price of security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

The Global Dividend Indexes are calculated every weekday. If trading is suspended while one of the major exchanges is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Indexes. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars. The price Indexes are calculated and disseminated on an intra-day basis. The total return Indexes are calculated and disseminated on an end-of-day basis. Price index values are calculated and disseminated every 15 seconds.

The price Indexes are calculated on an end of day basis for the WisdomTree Global Dividend Index and the WisdomTree Asia Pacific ex-Japan Index.

2.4	Weighting

The Global Dividend Indexes are modified capitalization-weighted Indexes that employ a transparent weighting formula to magnify the effect that dividends play in the total return of the Indexes.

The initial weight of a component in the Index at the annual reconstitution is derived by multiplying the U.S. dollar value of the security’s annual dividend per share by the number of common shares outstanding for that security, “The Cash Dividend Factor.” For Emerging Markets securities, the “Cash Dividend Factor” includes multiplying the same two factors above by a third factor developed by Standard & Poor’s called the “Investability Weighting Factor” (IWF). The IWF is used to scale the dividends generated of each company by factors that impose restrictions on shares available to be purchased. The Cash Dividend Factor is calculated for every component in the Index and then summed. Each component’s weight, at the Weighting Date, is equal to its Cash Dividend Factor divided by the sum of all Cash Dividend Factors for all the components in that Index. The Weighting Date is when component weights are set, and it occurs immediately after the close of trading on the second Friday of October. New components and component weights take effect before the opening of trading on the first Monday following the third Friday of October the “Reconstitution Date.”

WisdomTree Indexes will apply a dividend stream adjustment for constituents with dividend yields greater than 12% at the screening date. The dividend stream of these capped securities will be their market cap multiplied by 12%.

Should any company achieve a weighting equal to or greater than 24.0% of the Index, its weighting will be reduced to 20.0% at the close of the current calendar quarter, and all other components in the Index will be rebalanced. Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and other components in the Index will be rebalanced to reflect their relative weights before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

The following capping rules are applied to the WisdomTree Global Dividend Index:

•	Should any sector achieve a weight equal to or greater than 25% of the Indexes, weight of companies will be proportionally reduced to 25% as of the annual Screening Date.

The following capping rules are applied to the WisdomTree Global ex-U.S. Real Estate Index:

•	Should any country achieve a weight equal to or greater than 25% of the Indexes, weight of companies will be proportionally reduced to 25% as of the annual Screening Date.

The following capping rules are applied to the WisdomTree Global High Dividend Index and the WisdomTree Global SmallCap Dividend Index in this order:

•	Individual company weights start out with the Cash Dividend Factor described in weighting section 2.4 above.

•	The regional weights will be adjusted by a Regional Factor such that the regional weights are equal to the float-adjusted market capitalization weight of the universe of dividend and non-dividend payers of the regional allocations of the U.S., developed and emerging markets that meet the general liquidity and market cap criteria for the base index.

•	Should any sector achieve a weight equal to or greater than 25% of the Indexes, weight of companies will be proportionally reduced to 25% as of the annual Screening Date.

The following capping rules are applied to the WisdomTree Asia Pacific ex-Japan Index in this order:

•	Should any country achieve a weight equal to or greater than 25% of the Indexes, weight of companies will be proportionally reduced to 25% as of the annual Screening Date.

•	Should any sector achieve a weight equal to or greater than 25% of the Indexes, weight of companies will be proportionally reduced to 25% as of the annual Screening Date.

The weights may fluctuate above the specified caps during the year, but will be reset at each annual rebalance date.

Note: all sector cappings are conducted based on the old GICS sector classifications, i.e. real estate and financials are aggregated into one sector.

The following liquidity adjustment factors will be applied to all the Indexes after country and sector caps have been applied:

•	A further volume screen requires that a calculated volume factor (the average daily dollar volume for three months preceding the Screening Date / weight of security in each index) shall be greater than $200 million to be eligible for each index. If a security’s volume factor falls below $200 million at the annual screening, but is currently in the Index, it will remain in the Index. The securities’ weight will be adjusted downwards by an adjustment factor equal to its volume factor divided by $400 million.

•	In the event a security has a calculated volume factor (average daily volume traded over the preceding three months / weight in the index) that is less than $400 million, its weight will be reduced such that weight after volume adjustment = weight before adjustment x calculated volume factor / $400 million. The implementation of the volume factor may cause an increase in the sector and country weights above the specified caps.

2.5	Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends that are not reinvested in the total return Index require index divisor adjustments to prevent the distribution from distorting the price Index.

2.6	Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, each class of share will be included in the Indexes, provided that dividends are paid on that share of stock and that the stock passes all other inclusion requirements. For the Global High Dividend Index, in the event a component company issues multiple classes of shares of common stock, the share class of that company with the greater liquidity, based on the average daily trading volume as described in section 2.1, would be selected for inclusion. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

3.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the index shares and the stock prices of the component companies in the Indexes. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the index shares or the stock prices of the component companies in the Indexes. Other corporate actions, such as special dividends, may require Index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

3.1.	Component Changes

•	Additions

Additions to the Indexes are made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first Monday following the close of trading on the third Friday in October. No additions are made to the Indexes between annual reconstitutions.

•	Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that cancels its dividend payment is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.2 A component company that re-incorporates outside of the defined domiciles identified above is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

3.2.	Spin-Offs and IPOs

Should a company be spun-off from an existing component company and pay a regular cash dividend, it is not allowed into the Index until the next annual reconstitution, provided it meets all other Index inclusion requirements. Spin-off shares of publicly traded companies that are included in the same Index as their parent company are increased to reflect

[2]	Companies being acquired will be deleted from the WisdomTree indexes immediately before the effective date of the acquisition or upon notice of a suspension of trading in the stock of the company that is being acquired. In cases where an effective date is not publicly announced in advance, or where a notice of suspension of trading in connection with an acquisition is not announced in advance, WisdomTree reserves the right to delete the company being acquired based on best available market information.

the spin-off and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that pay a regular cash dividend and that meet all other inclusion requirements must wait until the next annual reconstitution to be included in the Index.

4.	Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy, re-incorporate outside of a defined domicile or that cancel their dividends in the intervening weeks between the Global Screening Date and the reconstitution date are not included in the Indexes, and the weights of the remaining components are adjusted accordingly.

5.	Selection Parameters

5.1.	Selection parameters for the Indexes are defined in section 2.1. Companies that pass the selection criteria as of the Global Screening Date are included in the Indexes. The component companies are assigned weights in the Indexes as defined in section 2.4. and annual reconstitution of the Indexes takes effect as defined in section 3.1.